Exhibit 99.1

Nisun International Pre-Announces Record Revenue of $192.5 Million for H1 2024 with 52% Year-Over-Year Growth

SHANGHAI, China, October 9, 2024 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun International” or the “Company”) (Nasdaq: NISN), a technology and industry driven integrated supply chain solutions provider, announced today that it expects to report record revenue for the first half of 2024 of approximately $192.5 million, representing a 52% increase compared to $126.9 million for the same period last year. The Company also expects to report earnings per share (EPS) for the first half of 2024 of approximately $2.61.

The selected unaudited financial results for the first six months of 2024 are based on information available to management as of the date of this release and are subject to further changes upon completion of the Company’s standard year-end closing procedures. The selected financial results do not present all necessary information for an understanding of Nisun International’s financial condition as of the date of this release or its results of operations for the period discussed. It is possible that the Company may subsequently identify items that require it to make adjustments to the preliminary financial information set forth above and those changes could be material. As a result, the selected financial results are subject to risks and uncertainties and are not guarantees of future performance and may differ from actual results.

The Company will release its full unaudited financial results for the first half of 2024 on or before October 15, 2024, and will host a conference call to discuss these results. Details for the conference call will be announced in a separate press release.

Details of the conference call, including dial-in information, will be announced in the coming days.

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd. (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its industry experience, Nisun International is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun International provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun International continues to deepen the field of industry segmentation through industrial and financial integration. Focusing on industry-finance linkages, Nisun International aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-international.com/

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun International 's view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun's registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts

Nisun International Enterprise Development Group Co., Ltd

Investor Relations
Tel: +86 (21) 2357-0055
Email: ir@cnisun.com